GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP DECLARES SECOND MONTHLY DIVIDEND PAYMENT FOR 2016

Vancouver, British Columbia, February 1, 2016 – GOLDCORP INC. **(TSX: G, NYSE: GG)** is pleased to declare its second monthly dividend payment for 2016 of $0.02 per share. Shareholders of record at the close of business on Thursday, February 11, 2016 will be entitled to receive payment of this dividend on Friday, February 19, 2016.

Goldcorp has paid a monthly dividend to its shareholders since 2003. Canadian resident individuals who receive dividends from Goldcorp after 2005 are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends paid in 2006 and subsequent years by Goldcorp Inc. are "eligible dividends" for this purpose.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions the Company to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, development at existing mines, permitting timelines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, the completion of technical studies and reports, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon certain estimates and assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous estimates and

assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, increased costs, delays, suspensions and technical challenges associated with capital projects, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead, zinc and other commodities; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com